Filed Pursuant to Rule 433

Registration Statement No.

333-222047-01

Dated May 28, 2019

Southwest Gas Corporation

$300,000,000 4.150% SENIOR NOTES DUE 2049

Final Term Sheet

May 28, 2019

Issuer:	Southwest Gas Corporation

Title of Securities:	4.150% Senior Notes due 2049

Security Type:	Senior Unsecured Fixed Rate Notes

Ratings[1]:	A3 (stable) by Moody’s Investors Service, Inc. BBB+ (negative) by Standard & Poor’s Ratings Services A (stable) by Fitch Ratings Ltd.

Format:	Registered with the Securities and Exchange Commission

Trade Date:	May 28, 2019

Settlement Date (T+3):	May 31, 2019

Maturity Date:	June 1, 2049

Aggregate Principal Amount Offered:	$300,000,000

Net Proceeds to the Issuer:	$297,222,000 (after underwriting discount and before an estimated $922,000 of offering expenses)

Benchmark Treasury:	3.000% due February 15, 2049

Benchmark Treasury Price / Yield:	106-01+ / 2.703%

Spread to Benchmark Treasury:	T+145 basis points

Re-offer Yield:	4.153%

Coupon:	4.150% per annum

Price to the Public (Issue Price):	99.949% of the principal amount

Interest Payment Dates:	Semi-annually on June 1 and December 1 of each year, beginning on December 1, 2019

Redemption Provisions:	At any time prior to December 1, 2048 (six months prior to the maturity of the notes), at a discount rate of Treasury rate plus 25 basis points; and on or after December 1, 2048 (six months prior to the maturity date of the notes), 100% of the principal amount plus accrued and unpaid interest to but excluding the redemption date

CUSIP / ISIN:	845011 AB1 / US845011AB10

Minimum Denomination:	$2,000, and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	BNY Mellon Capital Markets, LLC BofA Securities, Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Co-Managers:	Blaylock Van, LLC Samuel A. Ramirez & Company, Inc.

[1]

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The ratings of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

It is expected that delivery of the Notes will occur on or about May 31, 2019 which will be the third business day following the initial date of trading of the Notes (such settlement cycle being referred to as (“T+3”)). Under applicable rules and regulations, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date hereof will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes on the date hereof should consult their own advisor.

The issuer has filed a registration statement on December 13, 2017 (including a prospectus dated December 13, 2017) and a preliminary prospectus supplement, dated May 28, 2019 (the “Preliminary Prospectus Supplement”), with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. These documents are publicly available by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement if you request it by calling BNY Mellon Capital Markets, LLC toll free at 1-800-269-6864, BofA Securities, Inc. toll free at 1-800-294-1322, J.P. Morgan Securities LLC collect at 1-212-834-4533 at or Wells Fargo Securities, LLC toll free at 1-800-645-3751.